BB 3/5



02006559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8- 41437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lowell and Co.Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway Suite 1208
(No. and Street)

Lubbock	TX	79401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Gothard (806)745-1897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gothard, Fred L.
(Name – *if individual, state last, first, middle name*)

P.O.Box 53573	Lubbock	Texas	79453
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/13/02

OATH OR AFFIRMATION

I, William H. Lowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lowell & Co.Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA M. BARTON
Notary Public, State of Texas
My Commission Expires 4-5-05
NOTARY PUBLIC
STATE OF TEXAS

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOWELL & COMPANY, INC.

Fred L. Gothard
Certified Public Accountant

Fred L. Gothard Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Board of Directors
Lowell and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lowell and Company, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Fred L. Gothard, C.P.A.
Lubbock, Texas
February 27, 2002

LOWELL & COMPANY, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S
REPORT

DECEMBER 31, 2001

Lowell & Company, Inc.
Contents

Fred L. Gothard _Certified Public Accountant_

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report

Board of Directors
Lowell and Company, Inc.

I have audited the accompanying statement of financial condition of Lowell and Company, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowell and Company, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Fred L. Gothard, C.P.A.
Lubbock, Texas
February 27, 2002

Lowell & Company, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Deposits with clearing organizations	$ 9,500
Receivable from Brokers or Dealers	9,714
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $11,744.(Notes 2,5)	5,681
Other assets	4,042
	$ 28,937

Liabilities and Stockholders' Equity

Liabilities:	
Cash Overdraft	$ 1,233
Accounts payable, accrued expenses, and other liabilities	9,425
	10,658
Stockholders' equity:	
Common stock, $1 pay value, authorized 1,000,000 shares, issued 1,000 shares (Note 8)	1,000
Retained earnings	17,279
Total stockholders' equity	18,279
	$ 28,937

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Income

For the Year Ended December 31, 2001

Revenues	
Commissions (Note 2)	$ 277,898
Interest	2,862
Investment advisory fees	67,489
	348,249
Expenses:	
Employee compensation and benefits	103,299
Floor brokerage, exchange, and clearance fees	32,624
Communications and data processing	13,027
Interest and dividends	72
Occupancy	18,051
Other expenses	153,527
	320,600
Net Income	$ 27,649
Basic earnings per share (Note 9)	$ 27.65

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2001	**$ 1,000**	**$ 25,031**	**$ 26,031**
Net Income, Year Ended December 31, 2001		27,649	27,649
Capital Additions		7,000	7,000
Distributions to Stockholders		(42,401)	(42,401)
Balance, December 31, 2001	**$ 1,000**	**$ 17,279**	**$ 18,279**

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Cash Flows for the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 27,649
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization and depreciation	2,085
(Increase)/decrease in operating assets	
Deposits with Clearing Organizations	500
Receivable from non-customers	7,355
Other Assets	(3,700)
Increase/(decrease) in operating liabilities	
Accounts payable and accrued expenses	1,667
Net cash provided by operating activities	**35,556**
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of computer equipment	(155)
Net cash used by investing activities	**(155)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Additions to Capital by Stockholders	7,000
Distribution to Stockholders	(42,401)
Net cash provided by financing activities	**(35,401)**
Net increase/(decrease) in cash	-
Cash at beginning of period	-
Cash at end of period	$ -

The accompanying notes are in integral part of these financial statements.

Lowell & Company, Inc.

Notes to Financial Statements

December 31, 2001

1. **Organization and Nature of Business**

Lowell & Company, Inc. (the company) was incorporated on April 18, 1989 and became effective with the NASD on September 18, 1989. The company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer. The company is a Texas Corporation.

2. **Significant Accounting Policies**

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transactions. If materially different, security transactions, and the related commission income and expenses are recorded on a trade date basis.

Furniture, equipment, and leasehold improvements are recorded at cost and amortized in accordance with applicable Federal income tax regulation, which is not materially different than generally accepted accounting principles.

3. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2001 and in the procedures followed in making the periodic computation required. At December 31, 2001, the company had net capital of approximately $8,556 and net capital requirements of $5,000.

4. **Possession or Control Requirements**

There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the company does not have any possession or control of customer funds or securities.

(Continued)

Lowell & Company, Inc.

Notes to Financial Statements (Continued)

December 31, 2001

5. **Furniture, Equipment, & Leasehold Improvements**

Furniture and fixtures are recorded at historical cost of $3,692 less accumulated depreciation of $3,692. Depreciation expense for the year was $30. Computers and equipment are recorded at historical cost of $12,633 less accumulated depreciation of $7,085. Depreciation expense for the year was $2,021. Leasehold improvements are recorded at historical cost of $1,100 less accumulated depreciation of $967. Depreciation expense for the year was $34.

6. **Federal Income Taxes**

The company has elected to be treated as an "S Corporation" under the Internal Revenue Code (the code). Under the code, S Corporations do not incur federal income taxes at the corporate level and the corporation's taxable income or loss is passed through to its stockholders.

7. **Commitments and Contingencies**

The company has a vehicle lease agreement. The terms of the lease are for 36 months beginning on the first day of April, 1999 and ending on the last day of March, 2002. Base lease payments under the lease are $3,599 per year.

The company has an office lease agreement. The terms of the lease are for 36 months commencing on September 1, 2000 and endin u August 31, 2003. Base rent under the lease is $9,324 per year.

The company has a computer lease agreement. The terms of the lease are for 36 months commencing on November 1, 1999 and ending October 31, 2003. Base lease payments under the lease are $561 per year.

8. **Common Stock**

The company has the authority to issue 1,000,000 shares of $1.00 par value common stock, of which 1,000 shares are issued and outstanding.

9. **Basic Earnings Per Share**

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income), by the weighted average number of common shares outstanding for the year.

(Concluded)

SUPPLEMENTARY INFORMATION
TO FINANCIAL STATEMENTS

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Fred L. Gothard Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Lowell and Company, Inc.

I have audited the accompanying financial statements of Lowell and Company, Inc. as of and for the year ended December 31, 2001, and have issued my report thereon dated February 27, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Fred L. Gothard, C.P.A.
Lubbock, Texas
February 27, 2002

Schedule I

Lowell & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

As a registered broker/dealer, the corporation is subject to the Uniform Net Capital Rule adopted and administered by the Securities and Exchange Commission. The corporation is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See Notes 3 and 4). Net Capital may fluctuate on a daily basis. The corporation's net capital requirement for the year ended December 31, 2001 was $5,000 and its net capital for the year then ended was $8,556. A computation of net capital for the fiscal year ended December 31, 2001, as required by Rule 17a-5(d)(3), is as follows:

Net Capital Credit Items:	
Common Stock	$ 1,000
Retained Earnings	17,279
TOTAL NET CAPITAL CREDIT ITEMS	18,279
Net Capital Debit Items:	
Other Assets	4,042
Furniture, Equipment, & Leasehold Improvements	5,681
TOTAL NET CAPITAL DEBIT ITEMS	9,723
NET CAPITAL	$ 8,556

Schedule II

Lowell & Company, Inc.

**Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

As of December 31, 2001

SUBORDINATED LIABILITIES:
Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/dealers. The corporation has no such liabilities during the fiscal year ended December 31, 2001, accordingly, no schedule of changes are required.

Schedule III

Lowell & Company, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

POSSESSION AND CONTROL OF SECURITIES:
The corporation conducts business pursuant to a fully disclosed correspondent agreement with First Southwest Company, whereby the corporation forwards daily all cash and securities received from or to be delivered to the corporation's customers. First Southwest Company maintains the books and records related to the customers' accounts. Consequently, no securities are retained in the possession or control of the corporation. As permitted by Rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the corporation has not presented a computation for determination of reserve requirements pursuant of Rule 15c3-3 and a computation of net capital under Rule 15c3-1 is required.

Schedule IV

Lowell & Company, Inc.

Reconciliation of Net Capital Under Rule 17a-5(d)(4)
Net Capital Reconciliation

NET CAPITAL RECONCILIATION:
Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on Page 11 and net capital per the December 31, 2001 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2001 is as follows:

Total Stockholders' Equity Per FOCUS Report	$ 22,833
Increase/(Decrease) Resulting From Audit Adjustments	
Cash and Receivable from Brokers/Dealers	(5,233)
Furniture, Fixtures, & Leasehold Improvements	(2,085)
Other Assets	3,653
Accrued Liabilities	(889)
Total Stockholders' Equity Per Balance Sheet	18,279
Deductions Per FOCUS Report	7,766
Increase/(Decrease) Resulting From Audit Adjustments	
Cash and Receivable from Brokers/Dealers	
Furniture, Fixtures, & Leasehold Improvements	(2,085)
Other Assets	4,042
Total Deductions	9,723
Net Capital	$ 8,556